WIKIFAMILIES, INC.
1005 S. Center Street
Redlands, CA 92373

November 30, 2011

Melinda Hooker, Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Wikifamilies, Inc.
Form 8-K
Filed November 21, 2011
File No. 0-53559

Dear Ms. Hooker:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the letter (the “Letter”), dated November 28, 2011, to the undersigned regarding the above-referenced filing of Wikifamilies, Inc. (the “Company” or “we”).  For convenience, we restate your comment prior to each response.

1. We note your disclosure that “the Company never had any intention of retaining E&Y as the independent auditors for the Company for 2011.”  Amend your filing to state whether the former accountants resigned, declined to stand for re-election or were dismissed.  Please also amend your disclose to specifically state the date in which this change took place.  Refer to Item 304(a)(1)(i) of Regulation S-K

Response:  We revised the Form 8-K to comply with your comment.

2. Amend your filing to indicate whether your Board of Directors approved your change of accountants.  Refer to Item 304(a)(1)(iii) of Regulation S-K

Response:  We revised the Form 8-K to comply with your comment.

3. We note the disclosure in your second paragraph which indicated that you are changing your accounting for the May 2011 Wikifamilies transaction from purchase accounting to a reverse merger.  Please tell us what consideration you have given to filing an Item 4.02 8-K related to this matter.

Response:  The Company did not consider filing an Item 4.02 8-K related to this matter.  The Company's Form 10-Q for the quarter ended September 30, 2011 includes financial statements reflecting the change in accounting treatment of the acquisition.

Securities and Exchange Commission
November 30, 2011

4. We note your disclosure in paragraph seven.  Your disclosure should follow the language in Item 304(a)(1)(iv) of Regulation S-K and state whether during the registrant’s two most recent fiscal years (or since inception, if shorter) and any subsequent interim period through the date of change in accountants (specifically state the date) there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  Please revise accordingly.

Response:  We revised the Form 8-K to comply with your comment.

5. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response:  We have provided a copy of the revised Form 8-K to the former accountant, and upon receipt of the letter from such accountants, will file an amendment to the Form 8-K including such letter as an Exhibit.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
November 30, 2011

Please contact the undersigned with any questions regarding this response.

Sincerely,

Wikifamilies, Inc.

/s/ Trisha Malone
Trish Malone
Chief Financial Officer